Exhibit 21

Subsidiaries of the Registrant

The following is a list of the subsidiaries of United Financial Bancorp, Inc.

Name	State of Incorporation
United Bank	United States (1)
UCB Securities, Inc.	Massachusetts (2)
UCB Securities, Inc. II	Massachusetts (2)
UB Properties, LLC	Massachusetts (2)
VB REO, LLC	Connecticut (2)

(1)	Subsidiary of United Financial Bancorp, Inc.
(2)	Subsidiary of United Bank